Exhibit 8.1

48th Floor | 333 South Hope Street | Los Angeles, CA 90071-1448 213-620-1780 office | 213-620-1398 fax | www.sheppardmullin.com

October 26, 2005

Our File Number:  03XE-115083

Creative Computer Applications, Inc.

26115-A Mureau Road

Calabasas, California 91302-3128

Re:                               Merger with StorCOMM, Inc.

Ladies and Gentlemen:

We have acted as counsel to Creative Computer Applications, Inc., a California corporation (“CCA”)  in connection with the transactions contemplated in that certain Agreement and Plan of Reorganization (“Merger Agreement”) dated as of August 16, 2005, by and among CCA, XYMED.COM, INC., a Delaware corporation and a direct wholly-owned subsidiary of CCA (“Merger Sub”), and StorCOMM, Inc., a Delaware corporation (“StorCOMM”).  Terms with initial letters capitalized and not otherwise defined herein shall have the meanings ascribed to such terms by the Merger Agreement.

For purposes of this opinion, we have relied upon the factual representations and statements of CCA, StorCOMM and Merger Sub set forth in the Merger Agreement and the Registration Statement on Form S-4 relating to the Merger filed with the United States Securities and Exchange Commission, and the factual representations set forth in certificates of CCA, Merger Sub and StorCOMM in forms of which copies have been provided to you.  We have not undertaken any other investigation for purposes of this opinion.

Also for purposes of this opinion, we have assumed (i) consummation of the Merger in accordance with the Merger Agreement and applicable state law, (ii) satisfaction of all covenants and conditions to obligations of parties to the Merger Agreement and ancillary written agreements (the “Merger Documents”) without any waiver or amendment thereof, (iii) the Merger Documents are enforceable against all parties thereto in accordance with their terms and are not void or voidable, (iv) the parties to the Merger will not in the future take any discretionary action (including a decision not to act) permitted under the Merger Documents inconsistent with their representations and statements upon which we have relied as described above, (v) the parties to the Merger Documents will take all actions required or relevant for subsequent consummation of the Merger or performance of the Merger Documents and will act in accordance with (and will refrain from taking action that is forbidden by) the terms and conditions of the Merger Documents, (vi) the genuineness of all signatures, the authenticity of all documents submitted to us as originals or as copies of originals, the conformity to the originals of all documents submitted to us as copies and the legal capacity of all natural persons signing certificates, and (vii) the shares of StorCOMM Stock are capital assets in the hands of the holders thereof.

Based upon and subject to the foregoing and the further limitations set forth below, we are of the opinion that for federal income tax purposes the Merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that:

•                  No gain or loss will be recognized by StorCOMM, Merger Sub or CCA solely as a result of the Merger.

•                  No gain or loss will be recognized by holders of StorCOMM Common Stock solely upon their receipt of CCA Common Stock in the Merger, except to the extent of any cash received in lieu of a fractional share of CCA Common Stock.

•                  The aggregate tax basis of the CCA Common Stock received in the Merger by a holder of StorCOMM Common Stock will be the same as the aggregate tax basis of the StorCOMM Common Stock surrendered in exchange therefor (excluding the portion of the shareholder’s basis that is allocable to a deemed fractional share of CCA Common Stock for which the shareholder will receive cash in lieu of such fractional share).

•                  The holding period of CCA Common Stock received in the Merger by a holder of StorCOMM Common Stock will include the holding period of the StorCOMM Common Stock surrendered in exchange therefor.

•                  A fractional share of CCA Common Stock for which cash is received in lieu of stock will be treated as if the fractional share of CCA Common Stock had been issued in the Merger and then redeemed by CCA.  A StorCOMM shareholder receiving cash for a fractional share will generally recognize gain or loss upon the payment equal to the difference between the shareholder’s tax basis allocable to the fractional share and the amount of cash received.  The gain or loss will be long term capital gain or loss if, at the effective time of the Merger, the holding period of the StorCOMM Common Stock is more than one year.

•                  Other than as expressly set forth above, we express no opinion as to the U.S. federal, state, local, foreign or other tax consequences of the Merger to any person.

Our opinion is subject to the further limitations set forth below.

1.             This opinion represents only our legal judgment as to the probable outcome of the tax issue addressed herein and is not binding on the Internal Revenue Service, the United States Tax Court, or any other court.  Our opinion is based on the Code, Treasury Regulations, judicial decisions and administrative pronouncements, all as in existence as of the date hereof.  Future legislation, regulations, administrative pronouncements or court decisions may significantly change the law and materially affect the conclusion expressed herein or significantly alter the tax consequences of the Merger, possibly retroactively.

2.             This opinion addresses only the status of the Merger as a reorganization under Section 368(a) of the Code specifically and does not address any other federal, state, local or foreign tax consequences that may result to StorCOMM, CCA, Merger Sub, the StorCOMM Shareholders, or any other person from the Merger or any other transaction (including any transaction in connection with the Merger).  This opinion does not purport to deal with all aspects of federal income taxation that may affect particular shareholders in light of their individual circumstances, and is not intended for shareholders subject to special treatment under the federal income tax law.

3.             This opinion may not be relied upon if the actual circumstances vary from the circumstances as set forth in the documents upon which we have relied as set forth above.

4.             This opinion speaks only as of the date hereof and we assume no obligation to advise you of changes in the law or fact that occur after the date of this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 relating to the Merger filed with the United States Securities and Exchange Commission and to the reference to us under the caption “THE MERGER — Material United States Federal Income Tax Considerations” in the Joint Proxy Statement/Prospectus forming part thereof.  In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ SHEPPARD MULLIN RICHTER & HAMPTON LLP
SHEPPARD MULLIN RICHTER & HAMPTON LLP